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(202) 274-2009                                                 mlevy@luselaw.com

February 1, 2005

VIA COURIER

Mr. Mark Webb
Branch Chief
Financial Services
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

        RE:    BROOKLYN FEDERAL BANCORP, INC.
               FORM S-1 FILED DECEMBER 23, 2004
               FILE NO. 333-121580

Dear Mr. Webb:

        This is in response to your comment letter dated January 21, 2005 concerning the above referenced application (the "Application") filed on behalf of Brooklyn Federal Bancorp, Inc. (the "Company"). We are hereby transmitting Pre-effective Amendment No. 1 to the Company's Registration Statement on Form S-1 (the "Amended S-1"). In addition to these revisions, the Company's Prospectus has been revised in response to comments received from the Office of Thrift Supervision. The Prospectus also includes a "Recent Developments" section. The Amended S-1 has been blacklined to reflect changes from the original filing.

        Set forth below are the Company's responses to the Securities and Exchange Commission's (the "SEC") comments (in bold):

GENERAL

1. CONFIRM THAT YOU WILL DISTRIBUTE THIS PROSPECTUS WITH EACH PROXY STATEMENT DISTRIBUTED TO DEPOSITORS WHO WILL VOTE ON THE PROPOSED MUTUAL HOLDING COMPANY REORGANIZATION.

        The Company confirms that it will distribute this prospectus with each proxy statement distributed to depositors who will vote on the proposed mutual holding company reorganization.

2. PROVIDE US WITH COPIES OF ALL MARKETING AND PROXY MATERIALS. UPON REVIEW, WE MAY HAVE COMMENTS.

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Mr. Mark Webb
February 1, 2005
Page 2


        Marketing materials are included as Exhibit 99.4 to this Amended S-1. We will provide to the SEC staff the draft proxy statement that is being sent to members of Brooklyn Federal Savings Bank supplementally to this filing.

3.      PLEASE INCLUDE AN UPDATED ACCOUNTANTS' CONSENT IN THE PRE-EFFECTIVE
AMENDMENT.

        An updated accountants' consent is included as Exhibit 23.2 to this Amended S-1.

PROSPECTUS COVER PAGE

4.      DISCLOSE THE PRIORITY GIVEN TO DEPOSITORS TO PURCHASE IN THE OFFERING.

        The Prospectus Cover Page has been revised in response to this comment.

SUMMARY
THE COMPANIES - PAGE 4

5. WE NOTE THE REGISTRANT DOES NOT HAVE A WEBSITE. IF THIS CHANGES DURING REGISTRATION, PLEASE UPDATE TO PROVIDE THE ADDRESS.

        The comment is noted. Please be advised that Brooklyn Federal Savings Bank has a website that is referenced in the Prospectus on page 68.

THE REORGANIZATION... - PAGE 5

6. IN THE SIXTH PARAGRAPH, BRIEFLY DISCUSS THE REASONS FOR CHOOSING A MUTUAL HOLDING COMPANY REORGANIZATION INSTEAD OF A STANDARD CONVERSION IN WHICH ALL OF THE COMMON STOCK IS SOLD TO THE PUBLIC. PROVIDE FULL DISCLOSURE IN THE MAIN SECTION.

        The "Summary--Our Reorganization into a Mutual Holding Company and the Stock Offering" on page 7 and "The Reorganization and the Stock Offering" on page 114 have been revised as requested.

7. CONSIDER MOVING THE SECTION ON PAGE 18 REGARDING THE POSSIBLE FUTURE SECOND-STEP CONVERSION TO APPEAR CLOSER TO THE RELATED DISCLOSURE ON PAGE 5.

        A cross-reference to a possible future second-step conversion has been added to the "Summary--Our Reorganization into a Mutual Holding Company and the Stock Offering" disclosure on page 6.

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Mr. Mark Webb
February 1, 2005
Page 3


HOW WE DETERMINED TO OFFER BETWEEN 2,550,000 SHARES AND 3,450,000 SHARES AND THE $10 PRICE PER SHARE - PAGE 8

8. PLEASE REVISE THE BULLET POINTS TO BE MORE SPECIFIC AND SUBSTANTIVE. FOR EXAMPLE, LIST THE PRIMARY INFORMATION USED RATHER THAN USING THE WORD "CERTAIN," STATE THE IMPACT ON NET WORTH AND EARNINGS CONSIDERED AND STATE WHAT IT WAS ABOUT THE TRADING MARKET AND MARKET CONDITIONS THAT RP FINANCIAL CONSIDERED NOTABLE.

        The "Summary--How We Determined to Offer Between 2,550,000 Shares and 3,450,000 Shares and the $10.00 Price Per Share" has been revised as requested on pages 8-9.

9. IN THE LAST PARAGRAPH ON PAGE 8, STATE HOW THE DECISION WAS MADE TO SELL 30% OF THE SHARES OF BROOKLYN FEDERAL BANCORP RATHER THAN A HIGHER MINORITY INTEREST.

        The "Summary--How We Determined to Offer Between 2,550,000 Shares and 3,450,000 Shares and the $10.00 Price Per Share" has been revised as requested on page 9.

10. DISCLOSE HERE OR ELSEWHERE IN THE SUMMARY THE AMOUNTS YOU WILL COMPENSATE FINPRO AND RP FINANCIAL FOR THE APPRAISAL AND OTHER SERVICES.

        The "Summary--How We Determined to Offer Between 2,550,000 Shares and 3,450,000 Shares and the $10.00 Price Per Share" has been revised as requested on page 12.

USE OF PROCEEDS - PAGE 15

11. IF YOUR PLANS FOR USE OF PROCEEDS SOLIDIFY, PLEASE UPDATE THE DISCLOSURE PURSUANT TO ITEM 504 OF REGULATION S-K BOTH HERE AND IN THE MAIN DISCUSSION ON PAGE 30. QUANTIFY THE VARIOUS USES TO THE EXTENT PRACTICABLE AND RECONCILE THE STATEMENT MADE ABOUT USING PROCEEDS TO PAY DIVIDENDS WITH THE STATEMENTS THAT YOU DO NOT INTEND TO PAY DIVIDENDS INITIALLY.

        The comment is noted. The Company has not revised its plan for use of proceeds and, therefore, believes no additional disclosure is warranted.

OUR OFFICERS, DIRECTORS AND EMPLOYEES WILL RECEIVE ADDITIONAL COMPENSATION BENEFITS AFTER THE REORGANIZATION AND OFFERING - PAGE 16

12.     REFERENCE THE CONSEQUENT REDUCTION IN EARNINGS IN THE SUBHEADING.

        The subheading has been revised as requested on page 18.

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Mr. Mark Webb
February 1, 2005
Page 4


13. PLEASE CLARIFY THE CONNECTION BETWEEN STOCK BENEFITS, EXPENSING OPTIONS AND INCREASED COMPENSATION COSTS. CONSIDER DISCLOSING HERE THE EXPENSE OF THE VARIOUS STOCK PLANS. WE NOTE THE EXPENSE HAS BEEN QUANTIFIED ON PAGE 41.

        The "Summary--Our Officers, Directors and Employees Will Receive Additional Compensation Benefits After the Reorganization and Offering, Which Will Reduce Earnings" has been revised as requested and an additional cross-reference to the expense of the various stock plans has been included on page 19.

14. AT THE END OF PARAGRAPHS 4 AND 5, STATE THE DOLLAR VALUE OF THE RANGES IN THE TABLES DESCRIBED. FOR EXAMPLE, AT THE END OF PARAGRAPH 4, PLEASE ADD A STATEMENT SUCH AS: "THE VALUE OF SHARES TO BE GRANTED UNDER OUR RESTRICTED STOCK PLAN RANGES FROM $1.33 MILLION TO $3.63 MILLION, DEPENDING ON THE MARKET PRICE ON THE DATE THE SHARES ARE GRANTED.

        The "Summary--Our Officers, Directors and Employees Will Receive Additional Compensation Benefits After the Reorganization and Offering, Which Will Reduce Earnings" has been revised as requested on page 20.

15.     SUMMARIZE AND QUANTIFY HERE THE SEVERANCE BENEFITS PAYABLE TO
EXECUTIVES.

        The "Management--Benefit Plans--Employment Agreements" disclosure has been revised on page 106 to quantify the potential severance benefits payable to the executive officers.

POSSIBLE CONVERSION OF BFS BANCORP, MHC TO STOCK FORM - PAGE 18

16. EXPAND TO STATE THE FINANCIAL EFFECTS, RISKS AND BENEFITS OF A SECOND-STEP CONVERSION TO PURCHASERS IN THIS OFFERING, MANAGEMENT, BROOKLYN FEDERAL BANCORP AND BROOKLYN FEDERAL SAVINGS BANK.

        The "Summary--Possible Conversion of BFS Bancorp, MHC to Stock Form" has been revised as requested on page 21.

RISK FACTORS - PAGE 20

17. REORDER THE RISKS TO PLACE THE RISKS OF THE OFFERING BEFORE THE BUSINESS RISKS.

        The Risk Factors have been reordered to place the risks of the offering before the business risks.

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Mr. Mark Webb
February 1, 2005
Page 5


18. PLEASE STREAMLINE THE RISK FACTORS TO CONTAIN ONLY THE DETAIL NECESSARY TO PLACE THE RISK IN CONTEXT. YOU MAY PROVIDE A CROSS REFERENCE TO THE FULL DISCUSSION ELSEWHERE IN THE DOCUMENT. FOR EXAMPLE, THE FIRST 2 RISK FACTORS CONTAIN EXCESSIVE DETAIL.

        The "Risk Factors--Risks Related to Our Business--Multi-Family, Commercial Real Estate and Construction Loan Originations Have Increased, Increasing the Risk that Some of Our Loans Will Not Be Paid" on page 26 and "--An Increase in Interest Rates is Expected to Adversely Affect Our Earnings" on page 27 have been revised as requested.

19. THE FIRST RISK FACTOR ON PAGE 22 RELATING TO DETERIORATION OF ECONOMIC CONDITIONS SHOULD BE MORE CLOSELY TAILORED AND SPECIFIC TO YOUR BUSINESS. PLEASE REVISE TO BE MORE SPECIFIC TO YOUR BUSINESS AND SITUATION. STATEMENTS YOU MAKE SHOULD BE SPECIFIC ENOUGH THAT THEY WOULD NOT BE TRUE FOR ANY COMPANY OR BANK. CONSIDER COMBINING IT WITH THE RISK FACTOR THAT FOLLOWS ON THE NEW YORK ECONOMY AND ELIMINATING THE DISCUSSION OF GENERAL ECONOMIC CONDITIONS.

        The "Risk Factor--Risks Related to Our Business--If Economic Conditions Deteriorate, Particularly in the Metropolitan New York Area, Our Results of Operations and Financial Condition Could be Adversely Affected as Borrowers' Ability to Repay Loans Declines and the Value of the Collateral Securing Our Loan Decreases" has been revised as requested on page 28 and the local economy risk factor has been deleted.

SELECTED FINANCIAL RATIOS AND OTHER DATA - PAGE 29

20.     PLEASE REVISE TO INCLUDE THE EQUITY TO ASSETS RATIO AS REQUIRED BY ITEM
IV.4 OF INDUSTRY GUIDE 3.

        The "Selected Financial Ratios and Other Data" table has been revised on page 32 to include the equity to assets ratio as required by Item IV.4 of Industry Guide 3.

MARKET FOR THE COMMON STOCK - PAGE 32

21. PLEASE ADVISE US OF THE STATUS OF FINDING TWO ADDITIONAL MARKET MAKERS AND OF YOUR NMS LISTING APPLICATION.

        The Company has applied to the Nasdaq National Market System to list its shares of common stock thereon. Sandler O'Neill & Partners, L.P. is assisting the Company in engaging two additional market makers and anticipates having commitments from two additional market makers.

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Mr. Mark Webb
February 1, 2005
Page 6


PRO FORMA DATA - PAGE 36

22. PLEASE REVISE TO YOUR ESOP ADJUSTMENT TO PROPERLY REFLECT THE CORRECT AMOUNT AS DEFINED IN FOOTNOTE 2 ON PAGE 40 OR CLARIFY THAT THE RELATED ESOP ADJUSTMENT IS FOR A SIX MONTH PERIOD.

        Footnote 2 to the Pro Forma Data table has been revised as requested on page 48. No revision to the ESOP adjustment was necessary.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF BROOKLYN FEDERAL
BANCORP, INC. - PAGE 41
CRITICAL ACCOUNTING POLICIES - PAGE 42

23. PLEASE REVISE THIS SECTION TO PROVIDE A MORE DETAILED DISCUSSION OF THE FOLLOWING FOR EACH CRITICAL ACCOUNTING POLICY:

        o SPECIFICALLY IDENTIFY WHY EACH POLICY IS CONSIDERED CRITICAL BY MANAGEMENT.

        o DISCUSS WHY YOU COULD HAVE SELECTED ESTIMATES IN THE CURRENT PERIOD THAT WOULD HAVE HAD A MATERIALLY DIFFERENT IMPACT ON YOUR FINANCIAL PRESENTATION.

        o DISCUSS WHY YOUR ACCOUNTING ESTIMATES BEAR THE RISK OF CHANGE AND DESCRIBE THE POTENTIAL IMPACT ON YOUR FINANCIAL STATEMENTS.

        o DISCUSS HOW ACCURATE YOUR ESTIMATES AND ASSUMPTIONS HAVE BEEN IN THE PAST AND HOW MUCH THEY HAVE CHANGED IN THE PAST.

        o INCLUDE QUANTITATIVE DISCLOSURE OF YOUR SENSITIVITY TO CHANGE BASED ON OTHER OUTCOMES THAT ARE REASONABLY LIKELY TO OCCUR AND THAT WOULD HAVE A MATERIAL EFFECT ON THE COMPANY.

REFER TO ITEM V OF RELEASE NOS. 33-8350/34-48960.

        The "Management's Discussion and Analysis of Financial Condition and Results of Operations of Brooklyn Federal Bancorp, Inc." has been revised as requested on pages 50-51.

BUSINESS STRATEGY - PAGE 43

24. WE NOTE YOUR DISCLOSURES AT THE TOP OF PAGE 44 REGARDING YOUR RECENT EMPHASIS ON THE ORIGINATION OF MULTI-FAMILY PROPERTIES AND COMMERCIAL REAL ESTATE AND CONSTRUCTION LOANS, INCLUDING YOUR REFERENCES TO INCREASED INTEREST AND FEE INCOME FROM SUCH LOANS.

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Mr. Mark Webb
February 1, 2005
Page 7


PLEASE REVISE YOUR DISCLOSURES ON PAGE 44 TO DISCUSS THE EXTENT TO WHICH SUCH LOANS CARRY A COMPARATIVELY GREATER LEVEL OF CREDIT RISK RELATIVE TO YOUR ONE- TO FOUR-FAMILY REAL ESTATE LOANS. DISCUSS THE IMPACT OF THIS COMPARATIVELY HIGHER CREDIT RISK ON THE INTEREST RATES YOU OFFER ON SUCH LOANS.

The "Business Strategy" disclosure has been revised as requested on page 52.

COMPARISON OF FINANCIAL CONDITION - PAGE 45

25. PLEASE REVISE YOUR DISCUSSIONS OF NET LOANS ON PAGE 45 TO DISCUSS WHY YOU HAVE NO LOANS HELD FOR SALE AT SEPTEMBER 30, 2004 AS PRESENTED ON PAGE F-3.

        The "Comparison of Financial Condition" disclosure has been revised as requested on page 54.

RESULTS OF OPERATIONS - PAGE 45
PROVISION FOR LOAN LOSSES - PAGE 47

26. IN ORDER FOR THE READER TO OBTAIN A BETTER UNDERSTANDING OF THE CREDIT LOSSES INHERENT IN YOUR LOAN PORTFOLIO AND THEIR AFFECT ON YOUR RESULTS OF OPERATIONS, PLEASE REVISE THE COMPARATIVE DISCUSSIONS OF YOUR PROVISIONS FOR LOAN LOSSES ON PAGES 47 AND 49 TO DESCRIBE THE PRIMARY REASONS FOR CHANGES IN YOUR PROVISION FOR LOAN LOSSES BETWEEN PERIODS. IDENTIFY AND EXPLAIN ANY UNDERLYING FACTS AND CIRCUMSTANCES AS WELL AS THE PRIMARY FACTORS CONSIDERED WHICH LED TO THE CHANGES AS PRESENTED. YOUR REVISED DISCUSSIONS SHOULD SPECIFICALLY ADDRESS THE FACT THAT SINCE 2002 YOUR PORTFOLIO HAS GROWN SIGNIFICANTLY IN LOAN CATEGORIES THAT TRADITIONALLY HAVE GREATER CREDIT RISK, WHILE YOUR PROVISION HAS DECREASED.

        The "Provision for Loan Losses" disclosures on pages 56 and 58 have been revised as requested.

LIQUIDITY AND CAPITAL RESOURCES - PAGE 53

27. PLEASE PROVIDE A MORE DETAILED DESCRIPTION OF YOUR LIQUIDITY AND CAPITAL RESOURCES POSITION TO ENABLE THE READER TO FULLY UNDERSTAND YOUR ABILITY TO MEET YOUR FUTURE OBLIGATIONS FOR THE PERIODS PRESENTED. REFER TO ITEM IV OF RELEASE NO. 33-8350/34-48960. SPECIFICALLY ADDRESS THE FOLLOWING:

        o       USE OF PROCEEDS AFTER CONVERSION TO ESTABLISH YOUR ESOP;

        o QUANTIFY AND DISCUSS YOUR LOAN ACTIVITY MORE CLEARLY. EXPLAIN IN MORE DETAIL HOW YOU GENERALLY SELL YOUR LONGER-TERM MORTGAGE LOANS FOR THE PERIODS

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Mr. Mark Webb
February 1, 2005
Page 8


                PRESENTED AND DISCUSS ANY PERTINENT ACTIVITY WHICH MAY AFFECT YOUR FUTURE CASH FLOWS IN THE UPCOMING YEAR; AND

        o PROVIDE A MORE DETAILED DISCUSSION OF THE UNDERLYING FACTS AND CIRCUMSTANCES THAT LED TO THE SIGNIFICANT CHANGES IN YOUR STATEMENT OF CASH FLOWS SUCH AS ACCRUED LIABILITIES, PURCHASES AND SALES OF LOANS AND INVESTMENT SECURITIES FOR THE PERIODS PRESENTED.

        The "Liquidity and Capital Resources" disclosure has been revised as requested on pages 64-65.

LOAN ORIGINATIONS, SALES AND REPAYMENTS - PAGE 61

28. PLEASE REVISE THE TABLE OF YOUR LOAN ORIGINATIONS ON PAGE 62 TO ADDRESS THE FOLLOWING:

        o SUPPLEMENTALLY CLARIFY WHETHER YOUR DEDUCTION FOR LOAN PARTICIPATIONS REPRESENTS LOANS YOU ACTUALLY ORIGINATED AND FUNDED AND THEN SUBSEQUENTLY DERECOGNIZED UNDER SALE TREATMENT IN ACCORDANCE WITH PARAGRAPH 9 OF SFAS NO. 140. IF THESE PARTICIPATIONS DID NOT REPRESENT LOANS YOU ORIGINATED AND FUNDED, TELL US WHY YOU BELIEVE IT IS APPROPRIATE TO INCLUDE IN THIS TABLE LOANS THAT WERE NOT ORIGINATED AND FUNDED BY YOU. PLEASE ADJUST THE TABLE AND RELATED DISCUSSION ACCORDINGLY.

        o REVISE YOUR USE OF THE TERMS LOAN SYNDICATION AND PARTICIPATIONS TO DISCLOSE THE DEFINITION OF THESE TERMS AS YOU ARE USING THEM. CLEARLY DISCLOSE THE EXTENT TO WHICH SUCH ACTIVITIES ARE OFF-BALANCE SHEET IN THAT THE LOANS ARE NEVER INCLUDED IN YOUR PORTFOLIO.

        o DISCLOSE IN MORE DETAIL HOW YOUR LOAN SYNDICATIONS ARE REFLECTED IN THIS TABLE AND INCLUDE WHETHER OR NOT YOU ARE AN ENTITY WHICH ACTS AS A LEAD OR AS AN AGENT ON BEHALF OF OTHER ENTITIES THAT WILL EACH EXTEND CREDIT TO A SINGLE BORROWER.

        The "Loan Originations, Sales and Repayments" disclosure has been revised as requested on page 72. No changes in the above referenced table were necessary.

ALLOWANCE FOR LOAN LOSSES - PAGE 68

29. PLEASE REVISE TO DESCRIBE MORE FULLY THE UNDERLYING REASONS FOR NO CHARGE-OFF ACTIVITY OVER THE LAST FOUR YEARS AS NOTED ON PAGE 69.

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Mr. Mark Webb
February 1, 2005
Page 9


        The "Allowance for Loan Losses" disclosure has been revised as requested on page 79.

30. PLEASE REVISE TO PROVIDE A BRIEF DISCUSSION OF YOUR FORECLOSURE HISTORY AND SPECIFICALLY QUANTIFY ANY LOSSES ON FORECLOSED ASSETS REPORTED IN THE LAST FIVE YEARS.

        Please be advised that the amount of foreclosures incurred by the Bank in the last five years is immaterial to the financial statements taken as a whole, and therefore such disclosure is not meaningful. Please be advised that the Bank suffered no losses on foreclosed assets in the last five years.

31. PLEASE REVISE TO PROVIDE THE FOLLOWING PERTAINING TO BFS REIT, INC., YOUR WHOLLY-OWNED SUBSIDIARY:

        o PRESENT THE CONDENSED FINANCIAL INFORMATION OF THE REGISTRANT AS REQUIRED BY ITEM 9-06 OF REGULATION S-X;

        o SEPARATELY IDENTIFY AND DISCLOSE THE NATURE AND AMOUNT OF OPERATING SUPPORT PROVIDED BY YOU AS THE REIT ADVISOR ON THE INCOME STATEMENT AND RELATED FOOTNOTES, IF APPLICABLE;

        o DISCUSS IN MORE DETAIL THE UNDERLYING TERMS AND CONDITIONS OF THE REIT STRUCTURE AND EXPLAIN HOW YOU ACCOUNT FOR ANY RELATED INCOME AND EXPENSES INCLUDING ANY ADVISORY FEES OR COMMISSIONS RECEIVED AS WELL AS ANY SIGNIFICANT EXPENSES; AND

        o EXPLAIN ANY RECOURSE OBLIGATIONS OR GUARANTEES MADE BY YOU ON BEHALF OF BFS REIT, YOUR WHOLLY-OWNED SUBSIDIARY AND DESCRIBE HOW YOU ACCOUNT FOR SUCH OBLIGATIONS.

        Following discussions with the SEC accounting staff, the "Business of Brooklyn Federal Savings Bank--Subsidiary Activities" has been revised as requested on page 88.

TRANSACTIONS WITH CERTAIN RELATED PERSONS - PAGE 101

32.     PLEASE SET FORTH THE TERMS OF LOANS TO OFFICERS AND DIRECTORS.

        The "Management--Transactions with Certain Related Persons" disclosure has been revised as requested on page 111.

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Mr. Mark Webb
February 1, 2005
Page 10


TAX EFFECTS OF THE REORGANIZATION - PAGE 105

33. CLARIFY IN THE FIRST SENTENCE THAT THE REORGANIZATION AND RELATED TRANSACTIONS ARE TAX-FREE TO SUBSCRIBERS IN THE OFFERING.

        Our tax opinion relates to the qualification of the Reorganization as a tax-free corporate reorganization under the federal tax laws for the Company, the Bank and BFS Bancorp, MHC, and, in turn, the subsequent effect on eligible accountholders, supplemental eligible accountholders and other members of the Bank who acquire the common stock in the Reorganization. The staff is directed to paragraph nos. 7-12, which address the tax effect of the Reorganization on subscribers.

CHARTER AND BYLAWS - PAGE 127
BENEFIT PLANS - PAGE 128

34. EXPAND TO CLARIFY THE "CERTAIN" BENEFIT PLANS AND THE "CERTAIN" PROVISIONS THAT MIGHT DISCOURAGE A HOSTILE TAKEOVER.

        The "Charters and Bylaws of Brooklyn Federal Bancorp, Inc." and "--Benefit Plans" disclosures have been revised as requested on pages 137-138.

CONSOLIDATED FINANCIAL STATEMENTS AND NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
- PAGE F-1; STATEMENT OF CASH FLOWS - PAGE F-6

35. PLEASE PRESENT NET CASH FLOWS FROM PURCHASES, ORIGINATIONS, AND SALES OF LOANS CLASSIFIED AS HELD FOR SALE AS OPERATING CASH FLOWS. REFER TO PARAGRAPH 27 OF SFAS 102.

        The "Consolidated Statements of Cash Flows" has been revised as requested.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - PAGE F-7

36. WE NOTE YOUR SPLIT DOLLAR DEATH BENEFITS ON PAGE 100. PLEASE REVISE THE FOOTNOTES TO QUANTIFY AND DESCRIBE THE UNDERLYING TERMS AND CONDITIONS OF THE SPLIT DOLLAR BENEFITS INCLUDING ANY AMOUNTS OF LOANS OFFSET AGAINST THE CASH SURRENDER VALUES AND ANY RESTRICTIONS ON THE USE OF PROCEEDS. REFER TO FTB 85-4.

        Note 1(j) to the Consolidated Financial Statements has been revised as requested.

37. PLEASE REVISE TO DISCLOSE THE EFFECT ON NEWLY ISSUED, BUT NOT YET ADOPTED, ACCOUNTING STANDARDS AS PREVIOUSLY DESCRIBED ON PAGE 55. PLEASE CONSIDER INCLUDING THE DATE YOU MUST ADOPT THE NEW STANDARD, THE METHOD OF ADOPTION EXPECTED TO BE USED AND THE IMPACT THE
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Mr. Mark Webb
February 1, 2005
Page 11


NEW STANDARD WILL HAVE ON THE REPORTED FINANCIAL POSITION AND RESULTS OF OPERATIONS. IF YOU HAVE QUANTIFIED THE IMPACT, PLEASE INDICATE THE ESTIMATED AMOUNT. IF THE AMOUNT IS EXPECTED TO BE IMMATERIAL OR THE AMOUNT HAS NOT BEEN DETERMINED, PLEASE DISCLOSE THAT FACT. REFER TO SAB NO. 74 - TOPIC 11:M.

        We have added Note 14 to the Consolidated Financial Statements in response to this comment.

SECURITIES - PAGE F-7

38. PLEASE REVISE YOUR ACCOUNTING DISCLOSURE ON PAGE F-20 TO CLARIFY WHEN YOU TEST YOUR INVESTMENT SECURITIES FOR IMPAIRMENT.

        Note 1(c) to the Consolidated Financial Statements has been revised as requested.

LOANS HELD-FOR-SALE - PAGE F-8

39. PLEASE REVISE TO DISCLOSE YOUR POLICY FOR DETERMINING WHEN LOANS ARE HELD FOR SALE.

        Note 1(f) to the Consolidated Financial Statements has been revised as requested.

40. PLEASE REVISE TO CLEARLY DESCRIBE YOUR ACCOUNTING POLICIES AND PROCEDURES FOR LOAN SYNDICATIONS AND PARTICIPATIONS IN A CLEAR AND CONCISE MANNER. DISCUSS THE ACCOUNTING TREATMENT FOR ALL LOAN TRANSFERS. FOR TRANSACTIONS WHERE YOU ARE GETTING SALE TREATMENT UNDER SFAS 140, PLEASE REVISE TO CONFIRM IN YOUR DISCLOSURE THAT YOU MEET EACH OF THE CRITERIA REQUIRED BY PARAGRAPH 9 OF SFAS NO. 140. DISCLOSE EACH OF THOSE CRITERIA.

        Note 1(e) to the Consolidated Financial Statements has been revised as requested.

41. REVISE TO DISCLOSE YOUR ACCOUNTING FOR OTHER FEES AND CHARGES RELATING TO EXISTING LOAN SYNDICATIONS AS REQUIRED BY PARAGRAPH 11 OF SFAS NO. 91.

        Note 1(e) to the Consolidated Financial Statements has been revised as requested.

ALLOWANCE FOR LOAN LOSSES - PAGE F-8

42. AS DISCUSSED ON PAGE 42 AND 68 REGARDING YOUR ALLOWANCE FOR LOAN LOSSES, PLEASE REVISE YOUR ACCOUNTING POLICY DISCLOSURES FOR THE ALLOWANCE FOR LOAN LOSSES TO IDENTIFY AND DESCRIBE IN MORE DETAIL HOW YOU DETERMINE THE AMOUNT OF THE SPECIFIC AND GENERAL PORTIONS OF YOUR ALLOWANCE AND DISCLOSE WHEN YOUR TESTS FOR IMPAIRMENT ARE PERFORMED, WHICH APPEARS TO BE ON A QUARTERLY BASIS.

Mr. Mark Webb
February 1, 2005
Page 12


        Note 1(h) to the Consolidated Financial Statements has been revised as requested.

43. PLEASE REVISE THE DISCLOSURE TO ADDRESS YOUR CHARGE-OFF POLICIES AND EXPLAIN HOW YOU DETERMINE PAST DUE OR DELINQUENCY STATUS (THAT IS, WHETHER PAST DUE STATUS IS BASED ON HOW RECENTLY PAYMENTS HAVE BEEN RECEIVED OR CONTRACTUAL TERMS). REFER TO PARAGRAPH 13(C) OF SOP 01-6.

        Note 1(g) to the Consolidated Financial Statements has been revised as requested.

44. REVISE PAGE F-9 TO MORE CLEARLY DISCLOSE THE NATURE OF THE "IMPAIRMENT CRITERIA" YOU APPLY TO YOUR COMMERCIAL, MULTI-FAMILY AND CONSTRUCTION LOANS.

        Note 1(h) to the Consolidated Financial Statements has been revised as requested.

45. WE NOTE ON PAGE F-9 THAT YOU GENERALLY DO NOT APPLY SUCH IMPAIRMENT CRITERIA TO THOSE SMALLER-BALANCE HOMOGENEOUS LOANS THAT ARE COLLECTIVELY EVALUATED FOR IMPAIRMENT, SUCH AS THE BANK'S ONE- TO FOUR-FAMILY MORTGAGE LOANS, AS THESE TYPES OF LOANS ARE OUTSIDE THE SCOPE OF SFAS NO. 114. CLEARLY DISCLOSE HOW YOU COLLECTIVELY EVALUATE IMPAIRMENT ON SUCH LOANS. SPECIFICALLY HOW YOU DETERMINED WHETHER THEY WERE IMPAIRED AND HOW YOU MEASURED THE IMPAIRMENT WHEN DETERMINING THE AMOUNT OF THE ALLOWANCE REQUIRED.

        Note 1(h) to the Consolidated Financial Statements has been revised as requested.

NOTE 2 - SECURITIES - PAGE F-10

46. PLEASE REVISE TO DISCLOSE YOUR PROCEEDS FROM SALES OF AVAILABLE-FOR-SALE SECURITIES AND THE GROSS REALIZED GAINS AND GROSS REALIZED LOSSES THAT HAVE BEEN INCLUDED IN EARNINGS AS A RESULT OF THOSE SALES AS REQUIRED BY PARAGRAPH 21 OF SFAS NO. 115.

        Note 2 to the Consolidated Financial Statements has been revised as requested.

47. PLEASE REVISE TO INCLUDE ANY AMOUNTS OF GAINS AND LOSSES RECLASSIFIED OUT OF ACCUMULATED OTHER COMPREHENSIVE INCOME FOR THE PERIODS PRESENTED.

        Disclosure of the losses reclassified out of accumulated other comprehensive income is not deemed necessary due to the immateriality of such losses as now disclosed in Note 2 to the Consolidated Financial Statements.

48. IT APPEARS THE CLASSIFICATION OF YOUR MORTGAGE-BACKED SECURITIES FROM "GOVERNMENT AGENCIES" IS INCORRECT BASED ON THE EXAMPLES OF FREDDIE MAC AND FANNIE MAE, WHICH ARE

Mr. Mark Webb
February 1, 2005
Page 13


GSE'S, ON PAGE 71. PLEASE REVISE YOUR REFERENCES TO GOVERNMENT AGENCY SECURITIES THROUGHOUT THE FILING TO ADDRESS THE FOLLOWING:

        o REVISE TO REFLECT THE CLASSIFICATION OF YOUR DIRECT OBLIGATIONS OF GOVERNMENT-SPONSORED ENTERPRISES (GSE'S) SEPARATELY SINCE THEY POSSESS A DIFFERENT RISK PROFILE FROM YOUR OBLIGATIONS OF U.S. GOVERNMENT AGENCIES. THEY ARE NOT GUARANTEED BY THE U.S. GOVERNMENT AND SHOULD NOT BE CHARACTERIZED AS SUCH.

        o CLARIFY WHETHER OR NOT YOUR MORTGAGE-BACKED SECURITIES RESULT FROM RETAINED INTERESTS OF LOANS THAT YOU PREVIOUSLY SOLD OR SECURITIZED.

        o PLEASE REVISE TO DESCRIBE IN MORE DETAIL THE RELATED LEVELS OF PREPAYMENT RISKS AS WELL AS INTEREST RATE RISKS ON THESE TYPES OF SECURITIES.

        o WE NOTE ON PAGE 46 YOUR DISCUSSION ABOUT THE ACCELERATED WRITE-OFFS OF PREMIUMS ON YOUR MORTGAGE-BACKED SECURITIES DUE TO PREPAYMENTS. DISCLOSE MORE FULLY IN YOUR FOOTNOTES HOW YOU CONSIDERED BOTH THE PREPAYMENT AND INTEREST RATE RISKS ON THESE GSE'S DURING YOUR EVALUATION OF OTHER-THAN-TEMPORARY IMPAIRMENT AND TELL US HOW YOU DETERMINED THESE RISKS DID NOT INDICATE AN OTHER-THAN-TEMPORARY IMPAIRMENT.

        o PLEASE REVISE TO INCLUDE ANY REQUIRED DISCLOSURES AS DESCRIBED IN ITEM II.C OF INDUSTRY GUIDE 3.

        The prospectus, Note 1(c) and Note 2 to the Consolidated Financial Statements have been revised as requested.

NOTE 3 - LOANS RECEIVABLE, NET - PAGE F-12

49. WE NOTE YOUR DISCLOSURE ON PAGE 61 REGARDING YOUR ORIGINATION OF LOANS THAT ARE SYNDICATED OR PARTICIPATED OUT TO OTHER LENDERS AS WELL AS THE RELATED SERVICING OF THOSE LOANS. PLEASE REVISE YOUR FOOTNOTES TO ADDRESS THE FOLLOWING IN ORDER TO PROVIDE CLEAR AND COMPREHENSIVE DISCLOSURE OF YOUR LOAN SYNDICATIONS AND PARTICIPATIONS.

        o CLEARLY DESCRIBE THE UNDERLYING TERMS AND CONDITIONS OF YOUR LOAN SYNDICATION AND PARTICIPATION AGREEMENTS SUCH AS RECOURSE OBLIGATIONS AND SPECIFICALLY DEFINE THE EXTENT TO WHICH YOU ORIGINATE THE LOANS INVOLVED. DISCLOSE WHETHER YOU ACTUALLY ORIGINATE THE FULL AMOUNT AND SELL OFF THE PARTICIPATIONS OR WHETHER YOU ONLY ORIGINATE A FRACTION OF THE TOTAL. ADDITIONALLY, FOR THE SYNDICATIONS, PLEASE EXPLAIN WHETHER OR NOT YOU ARE THE MANAGING SYNDICATOR.

Mr. Mark Webb
February 1, 2005
Page 14


        o PLEASE REVISE TO CLARIFY HOW YOU ACCOUNT FOR THE SERVICING OF THE MORTGAGE LOANS FOR INVESTORS WHICH ARE NOT INCLUDED IN THE ACCOMPANYING CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION. REFER TO PARAGRAPH 13 OF SFAS NO. 140.

        o PLEASE PROVIDE THE DISCLOSURES REQUIRED BY PARAGRAPH 17(E) OF SFAS NO. 140 FOR SERVICING ASSETS AND LIABILITIES AND PARAGRAPHS 13(D) AND A52(B) OF FIN 45 FOR ANY RECOURSE OBLIGATIONS, IF APPLICABLE.

        o REVISE TO QUANTIFY IN TABULAR FASHION THE AMOUNT OF LOANS TRANSFERRED VERSUS RETAINED DURING THE PERIODS PRESENTED. SEPARATELY QUANTIFY LOANS WHICH YOU SERVICE THAT YOU NEVER RECORDED ON YOUR BALANCE SHEET BECAUSE YOU DID NOT FUND OR ORIGINATE THEM.

        Notes 1(e) and 3 to the Consolidated Financial Statements have been revised as requested.

NOTE 6 - BORROWINGS - PAGE F-15

50. PLEASE REVISE TO QUANTIFY THE COLLATERAL REQUIREMENT OF YOUR FHLB ADVANCES AS DESCRIBED AT SEPTEMBER 30, 2004 AND 2003, RESPECTIVELY.

        Note 6 to the Consolidated Financial Statements has been revised as requested.

51. PLEASE REVISE TO DISCUSS THE UNDERLYING TERMS AND CONDITIONS OF THE BORROWINGS WITH FHLB. IDENTIFY ANY CONDITIONS THAT MAY TRIGGER A CALLABLE EVENT AND CLEARLY DISCUSS HOW IT MAY AFFECT YOUR TERMS OF REPAYMENT, IF APPLICABLE. PLEASE INCLUDE PERTINENT FACTS THAT MAY AFFECT YOUR LIQUIDITY AND CAPITAL RESOURCES IN THE NEAR FUTURE.

        Note 6 to the Consolidated Financial Statements has been revised as requested.

NOTE 10 - COMMITMENTS AND CONTINGENCIES - PAGE F-20

52. PLEASE REVISE TO QUANTIFY AND EXPLAIN WHETHER OR NOT AN ACCRUAL FOR CREDIT LOSSES ON ANY FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK IS RECORDED SEPARATELY FROM YOUR VALUATION ACCOUNT RELATED TO A RECOGNIZED FINANCIAL INSTRUMENT. REFER TO PARAGRAPH 8E OF SOP 01-6. CLEARLY DISCLOSE WHERE YOU RECORD THE LIABILITIES FOR SUCH AMOUNTS, AND QUANTIFY THE AMOUNTS RECORDED. DISCLOSE THE FACTORS YOU CONSIDER IN DETERMINING THE AMOUNT OF ANY RESERVES RECORDED.

Mr. Mark Webb
February 1, 2005
Page 15


        Please be advised that there is no accrual for credit losses on any financial instruments with off-balance sheet risk recorded separately from valuation accounts related to recognized financial instruments.

53. IF TRUE, PLEASE REVISE TO EXPLICITLY STATE YOUR BELIEF THAT THE OUTCOME OF THE LEGAL PROCEEDINGS WILL NOT HAVE A MATERIAL EFFECT ON YOUR RESULTS OF OPERATIONS AND CASH FLOW POSITION FOR THE PERIODS PRESENTED. OTHERWISE, PLEASE REVISE TO CLEARLY DISCLOSE THE NATURE OF THE PROCEEDINGS, THE MAXIMUM POSSIBLE LOSS, AND THE AMOUNTS ACCRUED. IF NO AMOUNTS HAVE BEEN ACCRUED, DISCLOSE WHY NOT. REFER TO PARAGRAPH 8 OF SFAS 5.

        Note 10 to the Consolidated Financial Statements has been revised as requested.

54. PLEASE REVISE NOTE 1 TO CLARIFY HOW YOU ACCOUNT FOR LOAN COMMITMENTS THAT ARE REQUIRED TO BE TREATED AS DERIVATIVES UNDER SFAS 133. ACCORDINGLY, PLEASE REVISE TO ADDRESS THE FOLLOWING:

        o       DISCLOSE THE METHODS AND ASSUMPTIONS USED TO ESTIMATE FAIR
                VALUE.

        o REFER TO DIG ISSUE C-13 AND PARAGRAPH 3 OF SFAS 149 WHICH CLARIFIES THAT LOAN COMMITMENTS TO ORIGINATE MORTGAGE LOANS THAT WILL BE HELD FOR SALE ARE DERIVATIVES, AS WELL AS THE GUIDANCE OF SAB NO. 105 WHICH CLARIFIES SUBSEQUENT ACCOUNTING.

        o IF YOU HAVE NO COMMITMENTS TO ORIGINATE LOANS TO BE HELD FOR SALE AND ALL YOUR LOAN COMMITMENTS QUALIFY FOR THE SCOPE EXCEPTION AS STATED IN PARAGRAPH 7(E) OF SFAS 149 BECAUSE THEY ARE FOR LOANS TO BE HELD FOR INVESTMENT, REVISE NOTE 10 TO DISCLOSE THAT FACT.

        o TELL US AND REVISE NOTE 8 TO DISCLOSE WHETHER YOU HAVE ANY COMMITMENTS TO SELL LOANS.

                o SUPPLEMENTALLY PROVIDED US WITH YOUR DETAILED ANALYSIS OF SFAS 133 AND ACCOMPANYING GUIDANCE AS TO HOW YOU DETERMINED THAT SUCH COMMITMENTS WERE OR WERE NOT DERIVATIVE CONTRACTS SUBJECT TO FAIR VALUE TREATMENT (E.G., AS FORWARD SALE CONTRACTS).

                o TELL US THE TERMS OF YOUR COMMITMENTS TO SELL LOANS HELD FOR SALE, INCLUDING ANY MINIMUM OR MAXIMUM PURCHASE REQUIREMENTS AND WHETHER SUCH SALES ARE ON A MANDATORY OR BEST EFFORTS BASIS. IN PARTICULAR, TELL US HOW YOU EVALUATED YOUR COMMITMENTS TO SELL LOANS UNDER PARAGRAPH 6 OF SFAS 133 AS REVISED.

Mr. Mark Webb
February 1, 2005
Page 16


                o IF YOU HAVE "BEST EFFORTS" FORWARD LOAN SALE COMMITMENTS, TELL US HOW YOU DETERMINED THE POINT AT WHICH THE BEST EFFORTS CONTRACT MEETS THE DEFINITION OF A DERIVATIVE IN THAT BOTH THE UNDERLYING AND THE NOTIONAL AMOUNT ARE KNOWN.

        Note 10 to the Consolidated Financial Statements has been revised as requested.

PART II. EXHIBITS

55. PLEASE PROVIDE SIGNED AND DATED OPINIONS AND AGREEMENTS IN THE NEXT PRE-EFFECTIVE AMENDMENT. WE NOTE THE DRAFTS FILED FOR EXHIBITS 1.2, 8, 10.1 AND 10.2

        We have filed the executed legal opinion as Exhibit 8 to this amendment. Exhibits 1.2, 10.1 and 10.2 can not be executed and do not take legal effect until either the commencement of the stock offering (as it relates to Exhibit 1.2) or the consummation of the Reorganization (as it relates to Exhibits 10.1 and 10.2), and therefore can only be filed in draft form. We do not anticipate material amendments to these documents.

SUMMARY-AFTER-MARKET PERFORMANCE INFORMATION PROVIDED BY INDEPENDENT APPRAISER

        We have updated the "Summary-After-Market Performance Information Provided by Independent Appraiser" disclosure to include offerings with completed closing dates through January 21, 2005. Please see pages 13-14. This response confirms our conversation with the SEC staff on Friday January 28, 2005, that the SEC continues to require the "After-Market Performance Information Provided by Independent Appraiser" disclosure.

                                    * * * * *

Mr. Mark Webb
February 1, 2005
Page 17


        We trust the foregoing is responsive to the staff's comments. The Company wishes to have the registration statement declared effective as soon as possible. We therefore request that the staff advise the undersigned at (202) 274-2009 or Eric Luse of this office at (202) 274-2002 as soon as possible if it has any further comments.

                                               Sincerely,

                                               /s/ Marc P. Levy

                                               Marc P. Levy

Enclosure
cc: Angelo J. Di Lorenzo, President and Chief Executive Officer Diane San Pedro - SEC
         Kevin Vaughn - SEC
         Jessica Livingston - SEC
         Eric Luse, Esq.
         Eric Envall, Esq.